

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE GRANTED AUTHORITY TO OFFER CSERIES AIRCRAFT TO CUSTOMERS

Important step in process leading to program launch

Montréal, March 15, 2005 – Bombardier's Board of Directors today granted Bombardier Aerospace authority to offer the new C*Series* family of aircraft to customers. The authority to offer is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will seek firm commitments from potential customers, suppliers and government partners.

"In the *CSeries* status report presented to Board members, Bombardier Aerospace demonstrated the significant progress made in the evaluation of the aircraft configuration and performance, the strong market interest for the *CSeries* family as well as the overall business plan," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "We will now offer sales proposals to potential customers and finalize sales and partnership commitments before returning to the Board to request program launch and recommend the final assembly site location."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Please see the attached backgrounder for more information on the C*Series* family of aircraft, or visit www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+514-861-9481

www.bombardier.com

BOMBARDIER

BACKGROUNDER

BOMBARDIER CSERIES: COMPETITIVE, CONTINENTAL, CONNECTOR

The *CSeries* is a competitive family of aircraft that offers unmatched operating economics, reliability, total life cycle support, unparalleled passenger appeal and operational flexibility to meet the demands of the future.

On February 26, 2004, Bombardier Aerospace announced the appointment of Gary R. Scott as President, New Commercial Aircraft Program. Since March 8, 2004, Mr. Scott has led a multi-disciplinary team to evaluate the feasability of a new generation commercial aircraft.

Description:

The *CSeries* aircraft is the first family of aircraft specifically designed for the 110- to 130-seat market segment.

Designed in two basic five-seat abreast versions, one version, the *C110*, will carry 110 passengers, while a larger version, the *C130*, will seat 130 passengers. Each of the two variants may be configured for either short-haul travel with a 1,800 nautical mile range or for transcontinental flights of up to 3,000 nautical miles. The *CSeries* family of aircraft will provide flexibility and range capability to expand airlines networks beyond current hub-and-spoke operations to point-to-point flying.

It will also share an engine, and have commonalities increw training, operating procedures as well as part and maintenance procedures.

To enable greater revenue generation and higher aircraft utilization, the *CSeries* aircraft is designed for simultaneous servicing points for quicker turn-around.

The *C110* aircraft has an overall length of 114 feet, 8 inches (35 m) and the *C130* aircraft an overall length of 125 feet, 3 inches (38.2 m).
Both *C110* and *C130* aircraft offers standard (STD) and extended range (ER) versions: the *C110* STD has a maximum take-off weight (MTOW) of 120,600 pounds (54,704 kg) and the *C110* ER a

MTOW of 133,200 pounds (60,420 kg). For its part, the *C130* STD has a MTOW of 131,800 pounds (59,784 kg) and the *C130* ER a MTOW of 146,000 pounds (66,226 kg).

The *CSeries* aircraft standard interior configuration includes three-by-two seating with a comfortable 32-inch pitch separated by a centre aisle, and forward and aft galleys and lavatories. Mixed class interior layouts are also available, with four-seat abreast business class, to suit operator requirements. For easy and comfortable cabin movement the *CSeries* aircraft interior has seven-foot (2.1 m) stand-up headroom and is designed to ensure sufficient cabin space for a roller bag for every passenger.

Key technologies are at the heart of the *CSeries* advantage. Composite materials are part of the center and rear fuselages, tail cone and empennage and wings. Overall, 20 per cent of the aircraft weight is in composite materials. In addition to its fourth-generation transonic wing design, the *CSeries* aircraft has an advanced flight deck equipped with fly-by-wire and side stick controls.

The *CSeries* aircraft is the perfect balance of leading-edge technology and proven methods and materials that will deliver a target 15 per cent cash operating cost advantage over current in-production aircraft.

Phases of the aircraft program:

- 2004 to 2006 Joint conceptual definition phase
- 2005 Board decision on ATO
- 2005 Board decision on formal launch
- 2005 *CSeries* official launch
- 2006 Joint development phase
- 2007 Detailed design phase
- 2008 First flight
- 2010 Entry into service

March 2005

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